82.2280

WOODSIDE

AUSTRALIAN ENERGY

09 September 2002

02 SEP 24 AM 9:30

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- ASX Announcement – Asian Energy Conference Announcement, lodged with the Australian Stock Exchange on 9 September 2002.
- ASX Announcement – Asian Energy Conference Presentation, lodged with the Australian Stock Exchange on 9 September 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

ANTHONY NIARDONE
Assistant Company Secretary

dlw 9/24

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

09 September 2002

02 SEP 21 9:09

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Hong Kong Presentation 9 September 2002

Woodside Petroleum Ltd advises that it has sent to the Australian Stock Exchange and posted on Woodside's web site, the presentation being given by the company's Managing Director, John Akehurst, today at the Asian Energy Conference in Hong Kong.

The presentation is an update on Woodside's operations and projects, including the latest information on the Sunrise Gas Project.

ANTHONY NIARDONE
Assistant Company Secretary

ide Petroleum Ltd.

n Energy Presentation

ohn Akehurst

naging Director

eptember, 2002



nt Notice

d looking statements that are subject to risk
gas businesses. It is believed that the
tements are reasonable, but they may be
which could cause actual results or trends to
limited to: price fluctuations, actual demand,
production results, reserve estimates, loss of
ronmental risks, physical risks, legislative, fiscal
nomic and financial market conditions in various
ks, project delay or advancement, approvals and

$ in this document are to Australian currency,

[redacted]ance Summary

[redacted]rofit impacted by lower sales and [redacted]n (OSH) holding

[redacted]lion (down 17%) due to lower oil prices [redacted]volumes

[redacted]as impacted by planned maintenance [redacted]production and DRI plant closure

[redacted]aminaria Phase 1 declined ahead of [redacted]oning in June

[redacted]was $92.6 million after tax

[redacted]1 million. Excluding the 2001 asset sale [redacted]e-down, profit for the first half was down

[redacted]nts a payout ratio of 71% of [redacted]% before OSH write down

[redacted]eriod was US$890 million and

[redacted]ariance to 2001 First Half

[redacted] sales and Oil Search write down



Figures after tax
394
18
19
18
29
290
Depn, Amt & Restor
Royalties & Excise
FX Hedging
Other
2002 H1

[redacted]


0.12
0.08
0.14
0.09
0.16
0.10
0.42
0.18
0.10
0.12
0.26
0.20
0.10
0.14
0.05
0.16
2000
2001
2002
interim
final
special final



npany committed to growth

n business

ets in Australia extremely well

rve potential of the NW Shelf through

vered gas in Australia (Sunrise,
lacktip)

oil discoveries

s

s exploration group

ance of our people

[redacted]ortfolio

[redacted]growth portfolio

[redacted]ation and acquisitions will have an

[redacted]te on selected regions

[redacted]xico

- [redacted] regime and markets
- [redacted] regional knowledge and data base
- [redacted]ercommitted majors provide opportunities

[redacted]ca/Canary Islands

- [redacted] areas provide potential for significant finds
- [redacted]tania's exciting prospectivity

- [redacted]hanet project
- [redacted]attractive investment opportunities in the

[redacted] number of other focus areas

ram

from A$200M to A$262M

s/

a




Aust Oil
9
Drilling
A$140m

Wells in eased 12 to 17

[redacted] and Acquisition Strategy

[redacted]ent and opportunity portfolio

[redacted]aluation criteria for all investments,
[redacted]tions and exploration

[redacted]reation

[redacted] ranked on a portfolio basis
[redacted]fficiency hurdles and expected

[redacted]anagement of existing and future

[redacted]nding ability can be supplemented
[redacted]rtunities arise

[redacted] and Acquisition Strategy

[redacted] uisition opportunities

[redacted] reate additional value by

[redacted] oration presence in existing areas

[redacted] ng critical mass in target area

[redacted] capabilities

[redacted] generally need to provide additional
[redacted] ills

[redacted] s especially critical for gas

[redacted] selective and number of
[redacted] be small

[redacted]



Committed Projects
Projection
Growth from New Exploration
Uncommitted Growth
002
2003
2004
2005
2006
2007
2008
2009
2010
Legendre
Train 4
Train 5
Sunrise FLNG
Enfield / Vincent
Exploration

ding Capabilities


A$Bn
4
3
2
1
0
2001
2002
20
Projected Funds Availab

le not exceeding gearing of 50%. Available funding in each year after financing existing
ed projects, NWS Train 5, Sunrise, Otway and Enfield Area. Projection based on
. US$/A$ Exchange rate = $0.55 in 2002 and $0.57 2003 - 2006

[redacted]erations and Projects


N
1000km
VCO / C.Bishop / 29Aug02 / 800-25773

[redacted] supplier to the Guangdong LNG

[redacted]ce achieved 10-15% growth per year
[redacted]s

[redacted] tonnes per year of LNG for 25 years -
[redacted]dard cubic feet of gas reserves

[redacted]take a 25% share in the China LNG
[redacted]hich equates to 1.1tcf or about 5% of

[redacted]20 million is only part of the overall
[redacted]riff arrangements, LNG contract
[redacted]y into future LNG markets in China

[redacted] expected to double the NWSV LNG
[redacted]tpa

[redacted]on for Train 5 is planned for Q4 2003

[redacted]ersus Commitments @1/1/2002

[redacted]s allow filling of the 25 year China
[redacted]e for additional sales

[redacted]upside from study work and


Proved + Probable Raw Gas Inventory
Committed Volumes
7.0
26.0
7.0
10.2
4.3
2.7
8.8
0
5
Production
Remaining Recoverable

[redacted]nitted Volumes are before deduction of future fuel
[redacted]serve volumes). This basis is used for simplicity of comparison..

[redacted]

Gas Exploration Potential


Map Area
Western Australia
0
25km
N
Egret Deep
Seraph
(25km)
Dorado (2 levels)
Pemberton
Tidepole Deep
19 30 S
7800000M N
116 00 E
Legend
Gas fields
Oil fields
Gas prospects
NWSV Permits & licences
Other WEL interests
VCO / C.Bishop / 18Jan02 / 800-25104-3

[redacted]

[redacted]

[redacted]ain

[redacted]$1.6 billion LNG Train 4 is 41%
[redacted]k for start in mid 2004. Current
[redacted]pletion is 2%over budget.

[redacted]in contracts, A$652 million to
[redacted], has already been awarded for
[redacted]ring, materials and equipment

[redacted]n the A$800 million second


LNG Train 4

[redacted]erations and Projects



[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
1000km
N
VCO / C.Bishop / 29Aug02 / 800-25773

[redacted] e have combined Scope for Recovery [redacted] as and 9 million bbl condensate

[redacted] heads of agreement with TXU [redacted] dside's share of gas from Thylacine

[redacted] a variety of subsea and platform [redacted] ongoing

[redacted] ent concept planned for Q2 2003

[redacted] als process initiated with both Victorian [redacted] overnments

[redacted] sion in 2004, start up targeted for mid [redacted]

[redacted] ure approximately A$1Bn

[redacted]erations and Projects


[redacted]
N
1000km
VCO / C.Bishop / 29Aug02 / 800-25773

[redacted]ccess



[redacted]
Enfield-2
Enfield
Km
WOODSIDE WA-271-P
SHELL WA-299-P
WA-155-P
Exmouth
0 5 10 15 20
KILOMETRES

[redacted]ent

- [redacted]ed for Q1 2003, targeting start up mid [redacted]ess of appraisal wells
- [redacted]roduction facility (FPSO with subsea [redacted]y 100 kbpd capacity
- [redacted]atement in preparation
- [redacted]da, Vincent) to be tied back in



FPSO
Laverda
Field
(Phase II)
Enfield
Field
(Phase I)

[redacted]erations and Projects


[redacted]
N
1000km
VCO / C.Bishop / 29Aug02 / 800-25

[redacted]ent


Sunrise Upstream Participation
Woodside 33.4%
Phillips 30.0%
Shell 26.6%
Osaka Gas 10.0%
East Timor
West Timor
Sunrise
Troubadour
Joint Petroleum Development Area
Bayu-Undan
Chudditch
Abadi
Lynedoch
Evans Shoal
430km
485km
300km
Timor Sea
Oliver
Crux
Prometheus
Petrel
Tern
Darwin
EXISTING GAS-LINE
Blacktip
Joseph Bonaparte Gulf
Wadeye
Sandbar
Mataranka
Wyndham
Western Australia
Northern Territory
Scott Reef
Brewster
Brecknock
Browse Basin
0 50 100 150 200km
SCALE (kilometres)
MAP AREA
PRES65_Docs10226

[redacted]opment - Project Update (1)

[redacted]rers met last week

[redacted]urces downgrade from 8.3 Tcf (at P50

[redacted]ndonment budget increased by

[redacted]apacity increased from 5 to 5.3 mtpa

[redacted]ilities for 0.4 mtpa sales included

[redacted]by US$220 million

[redacted]elopment



Trading Tanker
FLNG FACILITY
Wellhead Platform (170m)
(8 wells)
Risers and
Flowlines
Tie-back B
(3 wells)
Tie-back C
(3 wells)
Sunrise Wells
Tie-back D
(5 wells)
Tie-back F
(5 wells)
Troubadour Wells

[redacted]opment



JACK-UP
PLATFORM
WHP (8 Wells)
Shuttle Tanker
FSU
Tie-back B
(3 wells)
Tie-back C
(3 wells)
Sunrise Wells
Export Condensate
Tie-back D
(5 wells)
Domgas Export Pipeline to Darwin
Troubadour Wells
Tie-back F
(5 wells)

[redacted]ment - Project update (2)

[redacted]ers for both LNG and DomGas Heads
[redacted])

[redacted] finalised in November

[redacted]ncept selection by end 2002

[redacted]mmencement) likely to be deferred
[redacted]ue optimisation

[redacted]t Estimate

[redacted]al Budget Estimate US$million

[redacted]er 2001	**August 2002**	**Change US$**
[redacted]$5.1b)	3660 (A$6.6b)	850
[redacted]$4.8b)	3290 (A$6.0b)	630
[redacted]$7.2b)	N/A	N/A

[redacted]t Estimate

[redacted]nt budget increased by ~US$630million

[redacted] DomGas

[redacted]owing Reservoir model update causing [redacted] length

[redacted]evised

[redacted] US$220million

[redacted]y 0.3mtpa to 5.3mtpa

[redacted]ntpa

[redacted]- no net budget change

[redacted] from 866Tj/day to 1088Tj/day

[redacted]n - Mauritania


6
5
4
3
2
2000 3D
survey
areas
Thon-1 (WEL 59.5%)
Firm well
Coppolani 2002 3D
300km²
Banda (WEL 35%)
Firm well
Chinguetti Program
2 firm wells
(WEL 35%)
Ouadane 2002 3D
1115km²
Koumbi Saleh 02 3D
1000km²
0
50km

pment Opportunity





Chinguetti
upthrown block well
location (Production test)
Chinguetti
downthrown
block well location
(firm)
Proved
oil
column
Possible
gas caps
Possible
additional
oil column

[redacted] - Gulf of Mexico

[redacted]


Area of Interest
Green Canyon
Atwater Valley
K2 / Timon
Holstein
N
0
20
Legend
Current Woodside Blocks
New Blocks

[redacted]

[redacted] record average of 533 kboe/day
[redacted] lf production to remain near record

[redacted] ria up from a first half average of
[redacted] 8 bbls/day in July due to Phase 2

[redacted] e expected to be significantly
[redacted]

[redacted] ritania and Gulf of Mexico

[redacted] developments in Otway Basin,

[redacted] supply agreement to China



APPENDICES

[redacted]02 versus First Half 2001

	1H 2002	1H 2001	% VAR
[redacted]	245	260	(6)
	592	611	(3)
	5	4	12
	68	62	10
	4	4	5
	8	11	(31)
	2.7	0.5	509
	31	32	(4)
	30	31	(4)

[redacted]own and maintenance on LNG Train 1
[redacted]ased production from condensate rich Echo/Yodel Field
[redacted] with the commencement of Phase 2 production in June 2002
[redacted]n April 2001

[redacted]2 versus First Half 2001

	1H 2002	1H 2001	%VAR
[redacted]	292	327	(11)
	166	174	(5)
	14	22	(36)
	146	147	(1)
	241	473	(49)
	92	15	510
	24	25	(8)
	977	1,183	(17)
	24.02	28.32	(15)

[redacted]ure

[redacted]	997	1998	1999	2000	2001	1H02
[redacted]	2.0	48.9	50.0	34.5	37.0	35.0
[redacted]	.20	1.75	2.06	1.54	1.80	1.76
[redacted]	.1x	10.5x	11.0x	15.3x	17.9x	12.5x

[redacted]reholders Equity)

[redacted]efore deduction of capitalised interest

[redacted]vestment Expenditure

[redacted]


243
67
52
53
278
196
42
57
114
262
577
2000
2001
2002F
Exploration
Forecast CapEx
Ohanet
Middle East
Legendre
Bass Strait
Enfield Area
NWS
Laminaria
Investments
Other

[redacted] Exchange Hedging

[redacted] dge arrangements only to ensure
[redacted] e sufficient to:

[redacted] s as and when they fall due;
[redacted] fund its forecast project
[redacted] ration strategy;
[redacted] sufficient to pay a reasonable

[redacted] onsistent with an investment grade

[redacted] uirements at any time are
[redacted] inuous monitoring and stress
[redacted] forecast financial position

[redacted] the Company has not undertaken
[redacted] ce March 2001 or foreign exchange
[redacted] 001



	2nd Half 2002 (A$M)
US $1/bbl	16
1 cent	8
1%	2.0



	Year 1	Year 2	Year 3
	8.4	4.8	0.9
n (%)	13	9	2
n			
)	56	52	52
covered (%)	23	17	3
bbl)	18.84	20.45	21.63

on at 30 June 2002 was negative A$125.2 million
million at 30 June 2001.

[redacted]

	Year 1	Year 2	Year 3
[redacted]	294	190	162
[redacted]	0.59	0.58	0.55

[redacted]ge position was negative A$30.2 million at [redacted]negative A$192.9 million at June 30 2001

[redacted]isal Activity

[redacted]	Target	Result	% Interest	Quarter
[redacted]	Oil	Oil	8.2	Q1/02
[redacted]	Oil	Dry	8.2	Q2/02
[redacted]	Oil	Oil	10.9	Q2/02
[redacted]	Oil	Oil	100	Q1/02
[redacted]	Gas	tba	16.7	Q4/02
[redacted]	Oil	Dry	100	Q3/02
[redacted]	Gas	tba	14.3	Q4/02
[redacted]	Oil	Dry	50	Q2/02
[redacted]	Oil	Dry	80	Q2/02
[redacted]	Oil/Gas	tba	60	Q4/02

[redacted]ed in the Greater North West Shelf during the 2nd half of 2002.

[redacted]

isal Activity

Target	Result	% Interest	Quarter
Oil	tba	20	Q2/02
Oil	tba	16.7	Q4/02
Oil	tba	20	Q4/02

Target	Result	% Interest	Quarter
Oil	tba	59.5	Q3/02
Oil	Oil	35	Q3/02
Oil	tba	35	Q3/02
Oil	tba	35	Q3/02